AM
5-7-2004

04016861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 5-6-04

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC RECEIVED
APR 29 2004

SEC FILE NUMBER
8- 37597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Laguna Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 North First Street
(No. and Street)

San Jose (City) CA (State) 95112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Alonzo 408-295-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yun Ye
(Name – *if individual, state last, first, middle name*)

161 Stevie Court (Address) Fremont (City) CA (State) 94539 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/1/5

OATH OR AFFIRMATION

I, Yun Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laguna Financial Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER R. WEST
COMM. NO. 1467418
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES FEB. 2, 2008

Notary Public

Signature

CPA

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Alex Alonzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laguna Financial Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER R. WEST
COMM. NO. 1467418
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES FEB. 2, 2008

Jennifer R. West
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAGUNA FINANCIAL CORPORATION

AUDITED
FINANCIAL STATEMENTS
For the Year Ended December 31, 2003

LAGUNA FINANCIAL CORPORATION

CONTENTS:

Yun Ye, CPA
Fremont, California

Accountant's Audit Report

Board of Directors
Laguna Financial Corporation
650 North First Street
San Jose, CA 95112

I have audited the accompanying balance sheet of Laguna Financial Corporation as of December 31, 2003, and the related statement of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Laguna Financial Corporation as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental schedules and reports on pages 8 through 12 are presented for purposed of additional analysis and are not a required part of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

February 24, 2004

LAGUNA FINANCIAL CORPORATION
Balance Sheet
December 31, 2003

Assets		
Current Assets		
Cash	$	1,995
Accounts Receivable		20,945
Loan Receivable		13,420
Total Current Assets		36,360
Securities Owned		
Marketable, at market value		152,978
Not readily marketable, at estimated fair value		3,300
Total Investment in Securities		156,278
Property & Equipment: (Note 1)		
Equipment & Vehicle		15,274
Less Accumulated Depreciation value		(15,274)
Net Property & Equipment		-
Deposit		300
Total Assets	$	192,938
Liabilities & Stockholders Equity		
Current Liabilities		
Accounts Payable	$	-
Margin Account - Emmett Larkin		172
Deferred Tax		-
Income Tax Payable		-
Other Payable		6,606
Pension Payable		3,250
Total Current Liabilities		10,028
Long-term Liabilities		
Total Long-term Liabilities		-
Total Liabilities		10,028
Stokholders Equity		
Common Stock, no par value, 1,000 shares authorized		
200 shares issued & outstanding		42,000
Retained Earnings		140,910
Total Stockholders Equity		182,910
Total Liabilities and Stockholders Equity	$	192,938

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Statement of Income
For the year ended December 31, 2003

Revenue		
Commissions	$	81,212
Dividend Income		5,118
Interest Income		0
Realized gain (loss) sale of investments		(40,866)
Unrealized holding gain (loss) on inv.		74,640
Total Revenue		120,104
Operating Expenses:		
Bank Charges	$	
Client Cost		611
Dues & Subscriptions		1,885
Filing Fees		20
Insurance		322
Interest		797
Legal & Professional		1,200
License		25
Profit Sharing		10,000
Penalty		-
Salary		40,000
Supplies		25
Taxes/payroll		3,094
Telephone/Utilities		1,211
Total Operating Expense		59,190
Net Income (loss) before Income Taxes		
Income Taxes (Note 5)		
Taxes- Federal		-
Taxes- State		800
Total Income Taxes		800
Net Income	$	60,114

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2003

Balance December 31, 2002	$	122,796
Net Income (Loss) for the year		60,114
Balance December 31, 2003	$	182,910

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:	
Net Income (Loss)	60,114
Adjustments to reconcile net income to net cash provide by operating activities	
Depreciation	
Loss on sale of investments	40,866
Unrealized gain on investment	(74,640)
(Increase)Decrease in:	
Accounts Payable	-
Accounts Receivable	2,679
Loan Receivable	(13,420)
Prepaid Expense	5,250
Other Payable	9,662
Income Tax Payable	(800)
Total Adjustment	(30,402)
Net cash provided by operating activities	29,712
Cash flows from investing activities:	
Purchase of marketable securities	(36,406)
Proceeds from sale of marketable securities	14,462
Reduced Margin Account	(7,214)
Capital expenditures	-
Net cash provided by (used in) investing activities	(29,158)
Cash flow from financing activities:	
Long term borrowing	-
Net cash provided by financing activities	-
Net change in cash and equivalents	553
Net cash and equivalents, beginning 12/31/2002	1,442
Net cash and equivalents, ending 12/31/2003	1,995

Supplemental disclosure of Cash Flow information	
Cash paid during the year for	
Income taxes	800
Interest	797

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

---

1. SUMMARY OF SIGNIFICAT ACCOUNTING POLICIES

Organization – the company was incorporated on March 6, 1987, pursuant to the laws of California to engage principally in the business of Securities Dealer/Broker.

Accounting Method – Income and expenses are reported on the accrual basis, which means that income is recognized as it is earned and expenses are recognized as they are incurred.

Property and Equipment – Property and equipment are stated at cost. The company depreciates its property and equipment using the straight line method base on the estimated useful lives of the assets.

Investment in Marketable Securities – Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Aggregate Cost	Aggregate Market Value	Difference
$81,638	$156,278	$74,640

2. PENSION AND PROFIT SHARING PLAN

The Company's Pension Plan was terminated. Under the remaining Profit Sharing Plan, the firm is permitted to contribute a maximum of 25% of the compensation of each active participant. The contributions to the Profit Sharing Plan are discretionary.

3. CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. For the year ended December 31, 2003, the minimum net capital requirement of the Company was $50,000. At December 31, 2003, the company had net capital of $121,657

4. RELATED PARTY TRANSACTIONS

The company's accounting books and records and income tax returns are maintained and prepared by Alex Alonzo Accountancy Corporation, which is 100% owned by the sole shareholder of Laguna Financial Corporation.

The company has loan receivable of $13,420 from Alex Alonzo, who is the sole shareholder of Laguna Financial Corporation.

5. INCOME TAXES

The company has made S Corporation election effective at year ended 12/31/2001. In general, S Corporation does not pay any federal income tax. Shareholders of the S Corp. must report their shares of corporation income and deductions on their own tax returns. The income tax provision consists of the following

Current tax provision:	
State Income Tax	$ 800

6. SEC RULE 15-C-3-3 EXEMPTION

The company is exempt from SEC Rule 15C-3-3 by virtue of the fact that pursuant to Section 15C-3-3 (k) –2ii, the firm holds no customer securities or customer funds.

SUPPLEMENTAL SCHEDULES AND REPORTS

February 24, 2004

U.S. Securities and Exchange Commission
Washington D. C. 20549

Gentlemen:

I, Yun Ye, affirm that, to the best of my knowledge and belief, the balance sheet of Laguna Financial Corporation, as of December 31, 2003, and the related statements of income, retained earnings, and statement of cash flow for the period January 1, 2003 to December 31, 2003, in conformity with generally accepted accounting principles.

My examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

I further affirm that neither the company nor any employee has a financial interest in Laguna Financial Corporation as of December 31, 2003.

Yun Ye
Certified Public Accountant

2/24/04
Date

LAGUNA FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securitities and Exchange Commission
For the year ended December 31, 2003

Net Capital	
Total Stockholder's Equity	$ 182,910
Deduct Stockholders' Equity not allowable	-
Total Stockholder's Equity Qualified for Net Capital	182,910
Add	
A. Liabilities subordinate to claims of general creditors sllowable in computation of net capital	
B. Other (deductions)of allowable credits -	
Total capital and Allowable Subordinated Liabilities	182,910
Deductions and/or Charges	
A. Non-allowable assets	
Security not readily marketable	(3,300)
Exchange membership	
Furnitures, equipment and leasehold imp.	
Other assets	(30,705)
	148,905
B. Secured demand note deficiency	
C. Commodity futures contracts and spot commodities - proprietary capital charges	
D. Other deductions and/or charges	
Net Capital before Haircuts on Securities Positions	148,905
Haircut on securities	
(computed, where applicable, pursuant to rule 15c3-1(f))	
A. Contractual securities commitments	
B. Deficit in securities collateralizing secured demand notes	
C. Trading and investment securities	
1 Exempt securities	
2 Debt securities	
3 Options	
4 Other securities	(22,947)
D. Undue concentrations	(4,301)
E. Other	
Net Capital	121,657

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION

Reconciliation of Net Capital Per Audit to Net Capital Per Focus

For the year ended December 31, 2003

	Per Audit	Per Focus	Difference
Net Capital			
Total Stockholder's Equity	$ 182,910	$ 186,003	$ (3,093)
Deduct Stockholders' Equity not allowable	-	-	-
Total Stockholder's Equity Qualified for Net Capital	182,910	186,003	(3,093)
Add			
A. Liabilities subordinate to claims of general creditors sllowable in computation of net capital			
B. Other (deductions)of allowable credits -			
Total capital and Allowable Subordinated Liabilities	182,910	186,003	(3,093)
Deductions and/or Charges			
A. Non-allowable assets			
Security not readily marketable	(3,300)	(3,300)	-
Exchange membership			
Furnitures, equipment and leasehold imp.	-	-	-
Other assets	(30,705)	(30,705)	-
	148,905	151,998	(3,093)
B. Secured demand note deficiency			
C. Commodity futures contracts and spot commodities - proprietary capital charges			
D. Other deductions and/or charges			
Net Capital before Haircuts on Securities Positions	148,905	151,998	(3,093)
Haircut on securities			
(computed, where applicable, pursuant to rule 15c3-1(f))			
A. Contractual securities commitments			
B. Deficit in securities collateralizing secured demand notes			
C. Trading and investment securities			
1 Exempt securities			
2 Debt securities			
3 Options			-
4 Other securities	(22,947)	(22,947)	
D. Undue concentrations	(4,301)	(4,301)	-
E. Other			
Net Capital	121,657	124,750	(3,093)

See accompanying auditor's report and notes to financial statements

February 24, 2004

U.S. Securities and Exchange Commission
Washington D. C. 20549

Gentlemen:

I, Yun Ye, affirm that, to the best of my knowledge and belief, no material inadequacies were found to exist in regard to the Laguna Financial Corporation Financial Statements, for the year ended December 31, 2003 is accurate.

Yun Ye
Certified Public Accountant

2/24/04
Date

LAGUNA FINANCIAL CORPORATION

Investment
Securities

Member
N.A.S.D.

4/22/04
DATE

TO: NASD/SEC

FROM: ALEX ALONZO

APR 29 2004

MESSAGE: X For Your Information

____ Please Sign and Return

____ A Copy Is Enlosed For Your Records

____ Other

AUDITED F/S DATED 12/31/03 AMENDED PER NASD REVIEW. FOOTNOTE 6 ADDED.

Please feel free to call if you have questions.

Alex Alonzo C.P.A., J.D., Registered Principal National Association of Securities Dealers
650 NORTH FIRST STREET • SAN JOSE, CALIFORNIA 95112 • 408/295-5600